SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

India Ecommerce Corporation

(Name of Issuer)

Common Stock: $0.001 per share Par Value

(Title of Class of Securities)

45409D103

(CUSIP Number)

Jeffrey David Wateska, 4049 Jupiter Drive, Allison Park, PA 15101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2014

(Date of Event which Requires Filing of this Statement).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45409D103	13D	Page 2 of 4 Pages

________________________________________________________________________________________
1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Jeffrey David Wateska

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)     ☐
(b)     ☐
________________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________________
4    SOURCE OF FUNDS*

       PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      ☐
________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

                                      7    SOLE VOTING POWER
NUMBER OF
SHARES                             3,000,000
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH                                  00.000
REPORTING              9    SOLE DISPOSITIVE POWER
PERSON WITH
                                             00.000
                                      10   SHARED DISPOSITIVE POWER

                                              00.000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,000,000
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  ☐
________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.8%________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        IN

CUSIP No. 45409D103	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 3. Source or Amount of Funds or Other Consideration.

Item 4. Purpose of Transaction.

Item 5. Interest in Securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

CUSIP No. 45409D103	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDIA ECOMMERCE CORPORATION

Ashish Badjatia

President & Sectretary, India Ecommerce Corporation

September 16, 2014